IIOT-OXYS, Inc.

705 Cambridge Street

Cambridge, MA 02141

(617) 500-5101

clemmons791@gmail.com

September 6, 2018

Folake Ayoola

Special Counsel

Office of Information Technologies and Services

Division of Corporation Finance

US Securities and Exchange Commission

Re:        IIOT-OXYS, Inc.

Registration Statement on Form S-1

File No. 333-222311

Request for Acceleration of Effective Date

Dear Ms. Ayoola:

Pursuant to Rule 461 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), IIOT-OXYS, Inc. (the “Company”) hereby requests acceleration of the effective date of the Company’s registration statement on Form S-1 (Commission File No. 333-222311) to Monday, September 10, 2018, 4:00 p.m. EDT, or as soon thereafter as practicable. We request that we be notified of such effectiveness by a telephone call or email to our legal counsel, Ronald N. Vance, at (801) 988-5862, ron@pearsonbutler.com. The Company hereby authorizes Mr. Vance to orally modify or withdraw this request for acceleration.

This request for acceleration will acknowledge that the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this acceleration request to Mr. Vance.

Sincerely,

/s/ Clifford L. Emmons

Clifford L. Emmons, CEO

cc:	Ronald N. Vance, Esq.
Michael Foland, SEC